

January 19, 2012

Via E-mail
Mr. Craig R. Smith
Chief Executive Officer
Owens & Minor, Inc.
9120 Lockwood Boulevard
Mechanicsville, VA 23116

> **Re:** **Owens & Minor, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **Supplemental Response Submitted January 6, 2012**
> **File No. 001-09810**

Dear Mr. Smith:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements, page 34

Note 1 – Summary of Significant Accounting Policies, page 34

Segment

1.   We note in your response to comment three of our letter dated December 8, 2011 that while separate financial information for your Core Distribution and OMSolutions components is reviewed by your CODM, it is not reviewed for the purpose of allocating resources and assessing performance, as that allocation and assessment is performed at a level of financial results that includes the performance of both components. Please explain to us in sufficient detail the purpose of the CODM's review of the separate financial information for your Core Distribution and OMSolutions components. In this regard, the CODM identifies a function and not

necessarily a person; and that function is to allocate resources to and assess the performance of the operating segments.

2.   We note in your response to comment three of our letter dated December 8, 2011 that the Core Distribution and OMSolutions components sell and provide distribution and related supply chain services on an integrated basis, rely on shared administrative and management services and share a customer base. Please tell us if there is a separate manager responsible for each of these components who is directly accountable to and who maintains regular contact with the CODM to discuss operating activities, financial results, forecasts, or plans for the component. Also tell us if you present separate financial information for each component to the board of directors.

3.   We note in your response to comment three of our letter dated December 8, 2011 that Core Distribution represents over 99% and OMSolutions and OM HCL each represent less than 0.5% of consolidated net revenues in 2010. Please also provide us with the gross margins, sales trends and absolute profit for each of these components in fiscal 2009 and 2010, and the nine months ended September 30, 2011, along with the long-term average gross margins and sales trends of each.

You may contact Steve Lo at 202-551-3394 or John Archfield at 202-551-3315 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining